AB 10/02

09042508

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
SEP 22 2009
Washington, DC
110

SEC FILE NUMBER
8- 24977

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/2008 (MM/DD/YY) AND ENDING 070/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bueter and Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

355 East Campus View Blvd, Suite 115
(No. and Street)

Columbus	Ohio	43235
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean Bueter 614-885-9734
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider Downs & Co., Inc.
(Name – *if individual, state last, first, middle name*)

41 South High Street, Suite 2100	Columbus	Ohio	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 10/08

OATH OR AFFIRMATION

I, Sean Bueter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bueter and Company, Inc., as of July 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP

Title

Benson K. William

Notary Public

NOTARY PUBLIC STATE OF OHIO

BENSON K. WILLIAM
Notary Public, State of Ohio
My Commission Expires 11-09-2012
Benson K. William
9.17.2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHNEIDER DOWNS

INSIGHT ▪ INNOVATION ▪ EXPERIENCE

INDEPENDENT AUDITORS' REPORT

Board of Directors
Bueter and Company, Inc.
Columbus, Ohio

We have audited the accompanying statements of financial condition of Bueter and Company, Inc. (Company) as of July 31, 2009 and 2008 and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of July 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider Downs & Co., Inc.

Columbus, Ohio
September 15, 2009

Schneider Downs & Co., Inc.
www.schneiderdowns.com

1133 Penn Avenue
Pittsburgh, PA 15222-4205
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062

IGAF

BUETER AND COMPANY, INC.

STATEMENTS OF FINANCIAL CONDITION

	July 31	
	2009	2008
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 49,196	$ 55,987
Prepaid management fees	11,275	10,242
Prepaid federal income tax	3,517	-
Total Current Assets	63,988	66,229
PROPERTY AND EQUIPMENT, net	1,279	3,928
Total Assets	$ 65,267	$ 70,157
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Income taxes payable	-	$ 1,747
Deferred income taxes	$ 1,100	1,536
Total Current Liabilities	1,100	3,283
STOCKHOLDER'S EQUITY		
Common stock, no par value, 750 shares authorized, 500 issued and outstanding	10,000	10,000
Additional paid-in capital	5,000	5,000
Retained earnings	49,167	51,874
Total Stockholder's Equity	64,167	66,874
Total Liabilities And Stockholder's Equity	$ 65,267	$ 70,157

See notes to financial statements.

BUETER AND COMPANY, INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JULY 31, 2009 AND 2008

	2009	2008
REVENUES		
Commissions and fees	$ 116,788	$ 284,408
OPERATING EXPENSES		
Management fee	52,967	137,021
Commissions	5,841	76,465
Other administrative expenses	63,051	66,125
Total Operating Expenses	121,859	279,611
Operating (Loss) Income	(5,071)	4,797
BENEFIT (PROVISION) FOR INCOME TAXES	2,364	(801)
Net (Loss) Income	$ (2,707)	$ 3,996

See notes to financial statements.

BUETER AND COMPANY, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED JULY 31, 2009 AND 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCES, July 31, 2007	$ 10,000	$ 5,000	$ 47,878	$ 62,878
Net Income	-	-	3,996	3,996
BALANCES, July 31, 2008	10,000	5,000	51,874	66,874
Net Loss	-	-	(2,707)	(2,707)
BALANCES, July 31, 2009	$ 10,000	$ 5,000	$ 49,167	$ 64,167

See notes to financial statements.

BUETER AND COMPANY, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JULY 31, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) income	$ (2,707)	$ 3,996
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Depreciation	2,649	2,649
Deferred income taxes	(436)	(1,128)
Changes in assets and liabilities:		
Commissions receivable	-	53,620
Prepaid management fee	(1,033)	(10,242)
Prepaid federal income tax	(3,517)	182
Accounts payable	-	(9,541)
Income taxes payable	(1,747)	1,747
Management fee payable	-	(11,737)
Net Cash (Used In) Provided By Operating Activities	(6,791)	29,546
CASH AND CASH EQUIVALENTS		
Beginning of year	55,987	26,441
End of year	$ 49,196	$ 55,987

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
JULY 31, 2009 AND 2008

NOTE 1 - ORGANIZATION AND PURPOSE

Bueter and Company, Inc. (Company), an Ohio corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as an introducing broker and therefore does not carry customer accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies consistently applied by management in the preparation of the accompanying financial statements follows:

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may differ from actual results.

Subsequent Events - The Company has adopted Statement of Financial Accounting Standard No. 165, *Subsequent Events* (SFAS 165). This guidance defines subsequent events as events or transactions that occur after the balance sheet date, but before the financial statements are issued or are available to be issued. Management has evaluated subsequent events through September 15, 2009, which is the date that the financial statements were available to be issued.

Cash and Cash Equivalents - For purposes of the financial statements, the Company considers all investments with original maturities of three months or less to be cash equivalents.

Property and Equipment - Property and equipment consist of office equipment and furniture and fixtures, which are stated at cost and depreciated over the estimated useful lives of the assets ranging from five to seven years. These assets are shown net of accumulated depreciation of approximately $69,000 and $67,000 at July 31, 2009 and 2008, respectively.

Revenue Recognition - Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur. Investment advisory fees are received quarterly, but are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, (SFAS 109). Under SFAS 109, the liability method is used whereby deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities. The resulting deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by valuation a allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized

The Company reports its operations for income tax purposes on the cash basis of accounting and, therefore, receivables and certain payables are not reflected in taxable income.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In accordance with Financial Accounting Standards Board (FASB) Staff Position No. FIN 48-3, *The Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises* (FSP FIN 48-3), the Company has elected to defer implementation of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). As a result, the Company will continue to account for tax contingencies in accordance with FASB Statement No. 5, *Accounting for Contingencies* (SFAS 5), which requires the recognition of tax contingencies when the exposure becomes probable and reasonably estimable.

NOTE 3 - INCOME TAXES

The Company's provision for income taxes at July 31 consisted of the following:

	2009	2008
Current income tax (benefit) expense	$ (1,928)	$ 1,929
Deferred income tax benefit	(436)	(1,128)
(Benefit) provision for income taxes	$ (2,364)	$ 801

The Company's deferred income taxes at July 31 consisted of the following:

	2009	2008
Net operating loss carry-forward	$ 600	-
Accrual to cash conversion	(1,700)	$ (1,536)
Net deferred tax liability	$ (1,100)	$ (1,536)

The Company generated net operating losses of approximately $26,000 during the year ended July 31, 2009. Approximately $23,000 of this amount will be carried back to recover federal income taxes of $3,400 paid with the federal tax return filed for the July 31, 2008 year-end. The remaining net operating loss carry-forwards of approximately $4,000 can be carried forward to the year ended July 31, 2029.

NOTE 4 - RELATED PARTY

The Company has a management agreement with Bueter and Associates, Inc., a related entity that is controlled by the Company's President and principal stockholder. The management agreement provides that certain expenses incurred by Bueter and Associates, Inc. as a result of activities on behalf of the Company will be borne by Bueter and Associates, Inc. In return for this benefit, the Company is required to pay Bueter and Associates, Inc. 95% of net operating income as a management fee. The Company incurred management fees of $52,967 and $137,021 for the years ended July 31, 2009 and 2008, respectively. The Company also paid expense allocations of the following for the year ended July 31, 2009:

Office administration	$ 15,000
Rent	5,900
Telephone	2,400
Seminar expense	12,000
Office supplies	1,801

NOTE 5 - NET CAPITAL

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission (Rule 15c3-1), which requires that the Company maintain minimum net capital and that the Company's ratio of "aggregate indebtedness" to "net capital" not exceed 15 to 1 (as defined by the Rule). The Company had net capital of $48,096 and $51,737 as of July 31, 2009 and 2008, respectively, which was in excess of the net capital required by FINRA of $5,000. The Company's ratio of aggregate indebtedness to net capital at July 31, 2009 and 2008 was .02 to 1 and .03 to 1, respectively.

SUPPLEMENTARY INFORMATION

BUETER AND COMPANY, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF JULY 31, 2009

NET CAPITAL	
Total Stockholder's Equity	$ 64,167
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Other (deductions) or allowable credits	-
Total capital and allowable subordinated liabilities	64,167
Deductions and/or charges:	
Non-allowable assets:	
Property and equipment, net	1,279
Prepaid management fee	11,275
Federal income tax receivable	3,517
Net capital before haircuts on securities position	48,096
Haircuts on securities	
Contractual securities commitments	-
Deficit in securities collateralizing secured demand notes	-
Trading and investment securities	-
Bankers' acceptances, certificates of deposits, and commercial paper	-
U.S. and Canadian government obligations	-
State and municipal government obligations	-
Corporate obligations	-
Stocks and warrants	-
Options	-
Other securities	-
Undue concentrations	-
Net capital	$ 48,096

BUETER AND COMPANY, INC.

SCHEDULE I (Continued)
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

AS OF JULY 31, 2009

AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Long-term note payable (secured by property and equipment)	-
Payable to brokers and dealers	-
Payable to clearing broker	-
Other accounts payable and accrued expenses	$ 1,100
Items not included in statement of financial condition:	
Market value of securities borrowed for which no equivalent value is paid or credited	-
Other	-
Total Aggregate Indebtedness	$ 1,100
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6 - 2/3% total aggregate indebtedness)	$ 73
Minimum net capital required (stated)	$ 5,000
Excess net capital	$ 43,096
Excess net capital at 1,000 percent	$ 47,986
Ratio: Aggregate indebtedness to net capital	.02 to 1
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of July 31, 2008)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 49,196
Adjustment to beginning retained earning due to unposted prior year entries	(800)
Adjustment to tax accrual made after issuing the focus report	3,084
Adjustment to nonallowable assets for prepaid federal income tax	(3,384)
Net capital per above	$ 48,096

BUETER AND COMPANY, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF JULY 31, 2009

In the opinion of management, the Company has complied with the exemption provisions under Rule 15c3-3 for the period from acquisition to July 31, 2009 under the following section:

(k) (1) - Limited business (mutual funds and/or variable annuities only)

BUETER AND COMPANY, INC.

SCHEDULE II

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF JULY 31, 2009

In the opinion of management, the Company has complied with the exemption provisions under Rule 15c3-3 for the period from acquisition to July 31, 2009 under the following section:

(k) (1) - Limited business (mutual funds and/or variable annuities only)

REPORT ON INTERNAL CONTROL REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

Shareholder
Bueter and Company, Inc.
Columbus, Ohio

In planning and performing our audit of the financial statements and supplemental schedules of Bueter and Company, Inc. (Company) as of and for the year ended July 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11).
2. Determining compliance with the exemption provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recording of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

Schneider Downs & Co., Inc.
www.schneiderdowns.com

IGAF

1133 Penn Avenue
Pittsburgh, PA 15222-4205
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062

properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned function, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at July 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schneider Downs & Co., Inc.

Columbus, Ohio
September 15, 2009

<u>BUETER AND COMPANY, INC.</u>
Columbus, Ohio

Financial Statements
and
Supplementary Financial Information
For the years ended July 31, 2009 and 2008

and Independent Auditors' Report Thereon

CONTENTS